Exhibit 12.1

FIRST INDUSTRIAL REALTY TRUST, INC.

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(Dollars in Thousands)

	2011		2010	2009		2008		2007
Loss from Continuing Operations Before Equity in Income of Joint Ventures, Noncontrolling Interest from Continuing Operations and Income Taxes from Continuing Operations	(32,731)		(153,411)	(39,042)		(128,528)		(126,410)
Plus:
Distributions from Joint Ventures	1,033		3,032	2,319		1,520		31,365
Gain on Sale of Real Estate	1,370		859	374		12,008		9,425
Interest expense*	100,190		106,166	115,421		113,139		120,894
Rentals Deemed Representative of an Interest Factor	652		1,016	1,394		1,357		1,034
Amortization of Deferred Financing Costs	3,963		3,473	3,030		2,840		3,171

Net Earnings (Loss)	74,477		(38,865)	83,496		2,336		39,479

Interest expense*	100,190		106,166	115,421		113,139		120,894
Rentals Deemed Representative of an Interest Factor	652		1,016	1,394		1,357		1,034
Capitalized Interest	437		—	281		7,775		8,413
Preferred Stock Dividends	19,565		19,677	19,516		19,428		21,320
Redemption of Preferred Stock	—		—	—		—		2,017
Amortization of Deferred Financing Costs	3,963		3,473	3,030		2,840		3,171

Fixed Charges and Preferred Stock Dividends	124,807		130,332	139,642		144,539		156,849

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends		(c)	(c)		(c)		(c)		(c)

(a)	Included in Fixed Charges and Preferred Stock Dividends is the write-off of initial offering costs associated with the redemption of Preferred Stock in the amount of $2,017, for the year ended December 31, 2007.

(b)	For purposes of computing the ratios of earnings to combined fixed charges and preferred stock dividends, earnings have been calculated by adding fixed charges (excluding capitalized interest and preferred stock dividends) to income from continuing operations before noncontrolling interest allocable to continuing operations and income taxes allocable to continuing operations. Fixed charges consist of interest costs, whether expensed or capitalized, and amortization of deferred financing costs.

(c)	Due to the Company’s loss from continuing operations for the years ended December 31, 2011, 2010, 2009, 2008 and 2007, as well as preferred stock dividends and the redemption of preferred stock for the year ended December 31, 2007, the ratio coverage is less than 1:1. The Company must generate additional earnings of $50,330, $169,197, $56,146, $142,203 and $117,370 for the years ended December 31, 2011, 2010, 2009, 2008 and 2007, respectively, to achieve a ratio coverage of 1:1.

*	Interest Expense includes Discontinued Operations Interest Expense of $63, $268, $653, $713 and $746 for the years ended December 31, 2011, 2010, 2009, 2008 and 2007.